May 5, 2023

VIA E-mail

Morrison C. Warren, Esq.
Chapman and Cutler LLP
320 South Canal Street
Chicago, Illinois 60606
Warren@Chapman.com

                Re:   Volatility Shares Trust
                      Post-Effective Amendment to the Registration Statement on Form N-1A
                      File No. 333-263619

Dear Mr. Warren:

        On March 29, 2023, Volatility Shares Trust (   the Trust   ) filed with
the Securities and
Exchange Commission (the "Commission") Post-Effective Amendment No. 9 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 11 under the
Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment contains a prospectus registering
shares of Volatility   s 2x Bitcoin Strategy ETF (the    Fund   ).
        We have the following initial comments. Please provide a response letter in the form of
EDGAR correspondence (with a courtesy email copy to the staff) as soon as practicable. Please note that we will have additional comments that will be communicated in a subsequent letter.

   1. Please explain in greater detail to the staff how the Fund intends to obtain the targeted 2x exposure. Does the Fund intend to do that solely via investment in U.S. exchange-traded
      bitcoin futures (   bitcoin futures   ) through the commodity subsidiary?
In your explanation
      to the staff, please discuss the impact of high margin requirements associated with bitcoin
      futures on the Fund   s ability to obtain the targeted 2x exposure via
investments in bitcoin
      futures.
   2. Please describe how you would expect the Fund to perform during significant daily downturns in the price of bitcoin and bitcoin futures, such as those that occurred on June
      13, 2022 and November 8 and 9, 2022.
 Warren C. Morrison, Esq.
Chapman & Cutler LLP
Page 2

             a. Would such price changes impact the Fund   s operations,
including the Fund   s
                creation process and/or its ability to meet its investment objective and execute on its principal strategies?
             b. Would margin requirements during the months of June and November 2022 have prevented the Fund from carrying out its strategy?
             c. What would you expect to occur in terms of discounts or premiums in response to significant changes in secondary market demand for Fund shares? For example,
                describe the potential impact on the Fund   s premium (or
discount) if a large
                number of investors (e.g. more than 50% of net assets) were to buy (or sell)
                shares.
             d. Please describe any mismatch between the Fund   s holdings and
the construct of
                the index it tracks that could occur during such extreme price changes.

      3. Please provide simulated performance for a hypothetical $10,000 invested in the Fund on
         Jan. 1 through Dec. 31, 2022. Please include projected daily, weekly, monthly, and annual performance data for the simulated period.
      4. Please provide a VaR calculation as required under rule 18f-4 under the Act for the simulated portfolio for each day in the months of June and November 2022. Also include the same calculation for the index the Fund tracks.


                                              *******
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
      Should you have any questions about this letter, please feel free to contact me at (202)
297-3811 or rosenbergmi@sec.gov.

                                                                Sincerely,

                                                                /s/ Michael
Rosenberg

                                                                Michael
Rosenberg

Attorney-Advisor

cc:      Thankam Varghese, Branch Chief
         Michael Spratt, Assistant Director
         Sumeera Younis, Senior Special Counsel